United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 000-55793	CUSIP Number 221411101

(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR

	For Period Ended:	December 31, 2020
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________________________________

Part I - Registrant Information

NOBLE VICI GROUP, INC.

Full Name of Registrant

_____________________________

Former Name if Applicable

45 Ubi Crescent

Singapore 408590

Address of Principal Executive Office (Street and Number)

1 Raffles Place, #33-02

One Raffles Place Tower One

Former Address of Principal Executive Office (Street and Number)

Singapore 048616

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

1

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2020 (the "10-Q") within the prescribed time period without unreasonable effort or expense due to the Covid-19 pandemic resulting in uncertainties existing in Singapore. The Registrant will file the 10-Q on or before the fifth calendar day following the prescribed due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Eldee Tang	+65 6491 7998
(Name)	(Area Code) (Telephone Number)

2.   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No

3.	If answer is no, identify report(s).

4.   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No

5.  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the nine months ended December 31, 2020, the Company generated net revenues of approximately $399,475 as compared to $14,674,821 for the same period ended December 31, 2019. The cost of revenue was approximately $94,992 and $8,311,170 for the nine months ended December 31, 2020 and 2019, respectively. The Company also incurred operating expenses of approximately $2,657,988 for the nine months ended December 31, 2020, as compared to $14,931,038 for the same period ended December 31, 2019. For the nine months ended December 31, 2020 and 2019, other income was approximately $278,165 and $18,811 respectively. This resulted in a net loss of approximately $2,175,265 and $8,530,021 for the nine months ended December 31, 2020, and 2019, respectively.

NOBLE VICI GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	02-10-2021	By /s/	Eldee Wai Chong Tang	Title:	Chief Executive Officer (Principal Executive)

2